Platinum Group Metals Ltd.

(Development Stage Company)

Consolidated Interim Financial Statements

For the nine month period ended May 31, 2006

Filed: July 14, 2006

A copy of this report will be provided to any shareholder who requests it.

The attached interim financial statements have not

 been reviewed by the Company’s auditors

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
May 31, 2006

	May 31,	August 31,
	2006	2005
ASSETS

CURRENT
Cash and cash equivalents	$1,267,449	$2,750,461
Marketable securities (market value - May 31/06 $562,000;
Aug. 31/05 - $272,375)	210,000	251,750
Amounts receivable (Note 3)	194,318	344,059
Prepaid expenses and other	36,379	53,575
Total current assets	1,708,146	3,399,845
PERFORMANCE BONDS	21,852	24,685
MINERAL PROPERTIES (Note 5)	17,032,207	12,091,549
FIXED ASSETS (Note 6)	204,523	189,108
Total assets	$18,966,728	$15,705,187

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 5.(a)(ii))	$940,975	$1,997,633
Current portion of capital lease obligation	1,547	5,929
Total current liabilities	942,522	2,003,562
CAPITAL LEASE OBLIGATION	22,569	22,569
FUTURE INCOME TAXES (Note 9)	-	-
Total liabilities	965,091	2,026,131

SHAREHOLDERS' EQUITY

Share capital (Note 7)	30,492,090	23,513,389
Contributed surplus (Note 2 (f))	1,720,000	1,723,198
Deficit accumulated during the exploration stage	(14,210,453)	(11,557,531)
Total shareholders' equity	18,001,637	13,679,056
Total liabilities and shareholders' equity	$18,966,728	$15,705,187

CONTINUING OPERATIONS (Note 1)
CONTINGENCIES AND COMMITMENTS (Note 10)

APPROVED BY THE DIRECTORS:

"R.M. Jones"
R. Michael Jones, Director

"Frank Hallam"
Frank Hallam, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005

EXPENSES
Amortization	$20,642	$21,318	$51,519	$55,906
Annual general meeting	-	32	50,563	33,199
Corporate finance fees	-	-	-	-
Filing and transfer agent fees	5,099	63,727	45,168	77,053
Insurance	7,536	7,064	21,790	24,059
Management and consulting fees	50,021	112,126	313,084	227,691
News releases, print and mailout	15,073	21,589	33,045	37,188
Office and miscellaneous	25,036	36,956	89,447	111,510
Other taxes	-	-	110	-
Professional fees	32,295	40,389	149,694	120,618
Promotion	85,059	42,832	155,505	110,246
Property investigations	-	78	-	988
Rent	21,056	21,063	64,222	70,522
Salaries and benefits	216,294	166,512	652,669	448,324
Shareholder relations	31,687	41,979	108,072	43,525
Stock compensation expense
(Note 7 (c))	-	-	39,944	1,500,000
Telephone	11,526	13,540	32,555	34,657
Travel	64,995	42,374	191,532	217,681
	(586,319)	(631,579)	(1,998,919)	(3,113,167)
Less interest and other income	55,062	44,993	134,245	130,523
Loss before other items	(531,257)	(586,586)	(1,864,674)	(2,982,644)
Other items:
Mineral property costs written off	-	(651,568)	(793,298)	(667,018)
Write-down of investment in and
advances to Active Gold Group Ltd.
(Note 4)	-	-	-	(127,487)
Gain (loss) on sale and write-down
of marketable securities	16,165	-	5,050	51,200
Loss on sale of furniture	-	-	-	(7,065)
	16,165	(651,568)	(788,248)	(750,370)
Loss for the period before income taxes	(515,092)	(1,238,154)	(2,652,922)	(3,733,014)
Future income tax recovery	-	-	-
Loss for the period	$(515,092)	$(1,238,154)	$(2,652,922)	$(3,733,014)

Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.06)	$(0.10)

Weighted-average number of
common shares outstanding	47,698,734	40,562,903	45,884,072	37,862,533

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
From commencement of operations, March 16, 2000, to March 31, 2006

							Deficit
				Flow-through			accumulated
	Common shares		Obligation	special			during	Total
	without par value		to issue	warrants		Contributed	exploration	shareholders'
	Shares	Amount	shares	Number	Amount	surplus	stage	equity

Balance, August 31, 2003 brought forward	27,831,267	$9,005,078	$-	$-	$-	$42,051	$(4,489,256)	$4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	3,600
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	92,881
Net loss	-	-	-	-	-	-	(2,242,627)	(2,242,627)
Balance, August 31, 2004	34,587,415	14,990,075	-	-	-	134,932	(7,077,883)	8,047,124
Cumulative effect of change in accounting policy
(Note 2 (f))	-	-	-	-	-	318,000	(318,000)	-
Issuance of flow-through common shares for cash	173,267	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,000,000	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,469,949	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	903,000	521,873	-	-	-	(13,023)	-	508,850
Issued for mineral properties	25,000	28,000	-	-	-	-	-	28,000
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(366,000)	(366,000)
Stock options granted	-	-	-	-	-	1,283,289	-	1,283,289
Net loss	-	-	-	-	-	-	(3,795,648)	(3,795,648)
Balance, August 31, 2005	43,158,631	$23,513,389	$-	-	$-	$1,723,198	$(11,557,531)	$13,679,056
Issuance of common shares for cash	3,900,000	$5,603,754	-	-	-	-	-	5,603,754
Issued on exercise of warrants	843,047	1,181,305	-	-	-	-	-	1,181,305
Issued on exercise of stock options	159,500	153,642	-	-	-	(43,142)	-	110,500
Issued for mineral properties	25,000	40,000	-	-	-	-	-	40,000
Stock options granted	-	-	-	-	-	39,944	-	39,944
Net loss	-	-	-	-	-	-	(2,652,922)	(2,652,922)
Balance, May 31, 2006	48,086,178	$30,492,090	$-	-	$-	$1,720,000	$(14,210,453)	$18,001,637

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2006	May 31, 2005	May 31, 2006	May 31, 2005

OPERATING ACTIVITIES
Loss for the period	$(515,092)	$(1,238,154)	$(2,652,922)	$(3,733,014)
Add items not affecting cash
Amortization	20,642	21,318	51,519	55,906
Loss on sale of capital assets	-	-	-	7,065
Write-down of investment in and
advances to Active Gold Group Ltd.	-	-	-	127,488
Future income tax recovery	-	-	-	-
(Gain) loss on disposal and write-down
of marketable securities	(16,165)	-	(5,050)	(51,200)
Mineral property costs written off	-	651,568	793,298	667,018
Finders fee received in shares (Note 8)	-	-	-	-
Non-cash share compensation expense	-	-	39,944	1,500,000
Net change in non-cash working
capital (Note 11)	(116,386)	111,419	16,494	215,009
	(627,001)	(453,849)	(1,756,717)	(1,211,728)

FINANCING ACTIVITIES
Performance bonds	2,700	-	2,833	-
Issuance of common shares	2,968,882	5,705,978	6,895,558	8,446,541
Allotted common shares pending (Note 7 b (iv))	(2,465,000)	-	-	-
Issuance of special warrants	-	-	-	-
	506,582	5,705,978	6,898,391	8,446,541

INVESTING ACTIVITIES
Acquisition of capital assets	(29,964)	(14,527)	(66,934)	(157,861)
Sale of capital assets	-	-	-	2,456
Acquisition cost of mineral properties	(22,505)	(273,871)	(825,757)	(552,698)
Exploration expenditures	(2,339,220)	(1,541,317)	(5,778,795)	(3,847,573)
Investment in and advances to Active Gold Group Ltd.	-	-	-	3,712
Proceeds on sale of marketable securities	24,165	-	46,800	-
Recoveries	-	-	-	55,000
	(2,367,524)	(1,829,715)	(6,624,686)	(4,496,964)
Net increase in cash and cash equivalents	(2,487,943)	3,422,414	(1,483,012)	2,737,849
Cash and cash equivalents, beginning of period	3,755,392	1,738,611	2,750,461	2,423,176
Cash and cash equivalents, end of period (Note 11)	$1,267,449	$5,161,025	$1,267,449	$5,161,025

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)	During the period ended May 31, 2006, the Company issued 25,000 common shares with a value of $40,000 in connection with the acquisition of mineral properties.
(ii)	During the period ended May 31, 2006, the Company sold marketable securities with a value of $41,750 for proceeds of
$46,800.00
(iii)	During the year ended August 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.
(iv)	During the year ended August 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. ("Active Gold")
from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. As Active Gold is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. The
Company therefore recorded the exchange as an expense.
(v)	During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.
(vi)	During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties' costs.
(vii)	During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company's Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the periods disclosed.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

1.

CONTINUING OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 13 of the Company’s annual audited financial statements.

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a quarterly basis and if the carrying values exceed estimated recoverable values, then these costs are written down to fair value. If put into production, the costs of acquisition and exploration will be amortized over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long term investments are made, where necessary, to recognize other than temporary declines in value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Stock-based compensation

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002.  The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods.  As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in Fiscal 2005.

The total compensation expense recognized in the statement of operations for share purchase options granted in Fiscal 2005 amounted to $1,283,289.

Please refer to Note 7 (c) for a summary of stock options granted in the current period and the related valuation assumptions.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)

Financial instruments

The fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and capital lease obligation reflected in the balance sheet approximate their respective carrying values. The fair value of marketable securities are as disclosed on the balance sheet.

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant items where management’s judgement is applied include provisions for loss on and the estimated recoverable amount of assets, depreciation, income tax provisions, contingent liabilities, stock compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)

Asset retirement obligations

The CICA issued Section 3110, Asset Retirement Obligations, which became effective January 1, 2004.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows.  The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Adoption of this standard did not have a material impact on the Company’s financial statements.

3.

AMOUNTS RECEIVABLE

	May 31, 2006	Aug. 31, 2005
Advances receivable	$11,278	$15,786
Due from MAG and Sydney	28,810	-
Goods and services tax recoverable	12,407	7,799
South African value added tax ("VAT") recoverable	139,023	263,466
Interest receivable	2,800	380
Other	-	56,628
	$183,040	$328,273

Advances receivable consist of funds advanced to officers, directors and consulting geologists for

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

exploration and corporate activities conducted in the normal course of business and bear no interest.

4.

INVESTMENTS

(a)

Active Gold Group Ltd.

At August 31, 2003 the Company held 1,461,905 shares (26.79%) of Active Gold Group Ltd. at a cost of $160,327. Active Gold was a private corporation founded by the Company that attempted to acquire and develop gold projects in South Africa.  Active Gold failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned.  The Company is now defunct.  Advances by the Company to Active Gold in the normal course of business during 2003 amounted to $45,487 and in 2004 amounted to $90,062.  In 2003 the Company wrote off its investment in and advances to Active Gold after recognizing its equity in that company’s losses.  Advances in 2004 were written off in the year they occurred.

On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold from six of its other founding shareholders, all of whom were at arm’s length to the Company, in exchange for 399,999 shares (market value $131,200) of Sydney Resource Corporation (“SYR”), paid from the Company’s holdings of that security (see Note 4 (c)). As Active Gold was of nominal value, the transaction was entered into for the purpose of preserving existing business relationships.  PTM, therefore, recorded the exchange as an expense of $131,200.

(b)

MAG Silver Corporation

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corporation, a company with one director and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG Silver to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $234,000 at May 31, 2006 and are included in marketable securities.

(c)

Sydney Resource Corporation

In 2002 New Millennium granted SYR, a company with two directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia.  On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  At May 31, 2006 the Company held 800,001 SYR shares with an aggregate cost of $160,000. Market value for these 800,001 shares at May 31, 2006 was $328,000. The shares are included in marketable securities.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES

Nine month period ended May 31, 2006
	SOUTH AFRICA			CANADA
	Western
	Bushveld JV	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$1,804,926	$23,213	$103,832	$136,773	$540,532	$307,345	$248,858	$3,165,479
Incurred during period	100,750	9,064	9,101	84,800	5,000	-	100,682	309,397
Less amounts written off	-	-	-	-	-	-	(90,973)	(90,973)
Balance, end of period	$1,905,676	$32,277	$112,933	$221,573	$545,532	$307,345	$258,567	$3,383,903

Deferred exploration costs
Assays and geochemical	$777,456	$-	$67,055	$301	$-	$-	$-	$844,812
Drilling	2,511,583	-	158,032	-	-	-	-	2,669,615
Geological	1,101,601	710	218,291	5,917	-	425	4,152	1,331,096
Geolophysical	5,654	-	1,046	-	-	-	2,210	8,910
Maps, fees and licenses	-	-	-	-	-	-	-	-
Reclamation	-	-	-	-	-	-	-	-
Site administration	484,185	-	5,228	8,968	-	-	195	498,576
Travel	57,153	-	11,836	1,502	-	-	1,059	71,550
	4,937,632	710	461,488	16,688	-	425	7,616	5,424,559
Balance, beginning of year	3,965,094	813,434	1,632,454	1,079,611	215,391	391,546	828,540	8,926,070
Less amounts written off	-	-	-	-	-	-	(702,325)	(702,325)
Balance, end of period	$8,902,726	$814,144	$2,093,942	$1,096,299	$215,391	$391,971	$133,831	$13,648,304
Total Mineral Properties	$10,808,402	$846,421	$2,206,875	$1,317,872	$760,923	$699,316	$392,398	$17,032,207

Year ended August 31, 2005
	SOUTH AFRICA			CANADA
	Western
	Bushveld JV	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$292,480	$13,054	$86,986	$65,188	$540,532	$307,345	$594,120	$1,899,705
Incurred during year	1,512,446	10,159	16,846	71,585	-	-	204,398	1,815,434
Less recoveries	-	-	-	-	-	-	(55,000)	(55,000)
Less amounts written off	-	-	-	-	-	-	(494,660)	(494,660)
Balance, end of year	$1,804,926	$23,213	$103,832	$136,773	$540,532	$307,345	$248,858	$3,165,479

Deferred exploration costs
Assays and geochemical	$121,495	$14,230	$306,401	$20,108	$-	$-	$113,024	$575,258
Drilling	1,744,881	-	458,680	1,300	-	-	519,886	2,724,747
Geological	459,855	91,147	283,859	119,241	39	885	94,221	1,049,247
Geolophysical	11,529	2,551	9,352	5,678	-	-	134,942	164,052
Maps, fees and licenses	-	-	187	8,752	-	-	3,022	11,961
Reclamation	-	-	-	-	-	-	-	-
Site administration	670,940	98	17,496	13,873	-	-	10,637	713,044
Travel	14,425	2,328	9,584	16,055	44	-	29,114	71,550
	3,023,125	110,354	1,085,559	185,007	83	885	904,846	5,309,859
Balance, beginning of year	941,969	703,080	546,895	894,604	215,308	390,661	403,328	4,095,845
Less amounts written off	-	-	-	-	-	-	(479,634)	(479,634)
Balance, end of year	$3,965,094	$813,434	$1,632,454	$1,079,611	$215,391	$391,546	$828,540	$8,926,070
Total Mineral Properties	$5,770,020	$836,647	$1,736,286	$1,216,384	$755,923	$698,891	$1,077,398	$12,091,549

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (continued)

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to May 31, 2006 total $3,053,296 (August 31, 2005 - $2,572,933).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Old Order prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Minister and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits must be converted into New Order permits during a transition period.  This process is underway for the War Springs and Tweespalk properties.  The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at May 31, 2006 are calculated to be $253,926 (August 31, 2005 - $250,994).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (continued)

(a)

Republic of South Africa

(ii)

Western Bushveld Joint Venture

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “WBJV”) to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

The Company was required to operate and fund an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million) over the next five years in order to earn its 37% interest in WBJV. As of April 2006 this requirement had been completed. After R35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code.  Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV and has therefore acquired an investment which will be recorded using the equity method.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (continued)

(a)

Republic of South Africa

(ii)

Western Bushveld Joint Venture

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange.  The balance paid to date of the Company’s commitment to spend up to R35 million in exploration costs has also been recorded as a cost of the investment and is included under mineral properties.

Prior to the end of the period the Company and WBJV partners Anglo Platinum Limited and Africa Wide Mining had approved a 2006 cash budget for the WBJV totaling R 29,712,200 (approx. Cdn $4.75 million at the time of writing).  Each party is to fund their pro-rata share of the approved budget by way of three separate cash calls.  At May 31, 2006 Anglo Platinum was due to contribute R 4,4799,925, which was subsequently contributed.  At May 31, 2006 Africa Wide was due to contribute R 3,372,920, which amount was outstanding at the time of writing. Of the $940,975 in accounts payable at May 31, 2006, an amount of $930,000 (approx. R 5.8 million) was incurred on behalf of the WBJV.

(1)

Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In 2005 the Company and the Vendors reached agreement whereby the Company purchased all surface and mineral rights to the property in exchange for 7.0 million Rand. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (Continued)

(a)

Republic of South Africa (continued)

(ii)

Western Bushveld JV

 (2)

Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of R12.44 million (approximately C$2.24 million) ending April 2008.  Of this amount R834,000 has been paid.  During 2004 the Company was granted old order prospecting permits on five portions of the farm.  In 2005 the Company was granted New Order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for R 5,000,000 (approximately C $900,000).

(b)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. PFN could acquire up to a 50% interest in the Agnew Lake Property by issuing 50,000 shares to the Company (received), making cash payments to the Company totalling $200,000 (received) and incurring $500,000 in exploration costs to its own account. In the event that PFN did not incur the required $500,000 in exploration expenses they could exercise their option by payment to the Company of any remaining unspent balance in PFN common shares. According to the terms of a 2001 amendment PFN paid the Company four payments of 75,000 PFN shares towards the exercise of PFN’s option.

On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. Kaymin could acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (received) and incurring exploration expenditures of not less than $6,000,000. Kaymin could earn an additional 10% interest by completing a bankable feasibility study and arranging financing for

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(i)

Agnew Lake (continued)

any development or construction.

At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852.  In the period ending November 30, 2005 Kaymin advised the Company that it would cease further funding of the project.  Kaymin also notified the Company that they will vest as to a 26.17% interest in the property in accordance with the terms of their option agreement.  PFN subsequently terminated their option on the property and PFN retains no working interest.

(ii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,096,299 incurred to May 31, 2006) and by making staged payments totalling $150,000 ($75,000 paid) and 150,000 common shares (50,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

(iii)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,399 of which has been incurred to May 31, 2006. The Lac des Iles River Option Agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 ($20,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(iv)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

(v)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years (to April 10, 2008) to meet it’s exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 ($15,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest in the property by completing a feasibility study within 36 months of earning the 50% interest described above.

(vi)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company could earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years.  The Company could earn an additional 20% property interest by completing a bankable feasibility study and  providing or arranging production financing. The Company terminated the Seagull option as of February 28, 2006 so that it could focus its efforts and expenditures on the Western Bushveld Joint Venture in South Africa, resulting in a write-off of $785,288.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

5.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

 (vii)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To May 31, 2006 the Company has incurred costs of $565,869. The Company may earn a further 10% interest by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase one half back for $500,000.

(c)

Write-down of mineral properties

During the period the carrying values the Company’s mineral properties were reviewed, resulting in $793,298 write-off for the period (write off May 31, 2005 - $667,018). This includes the write-off for Seagull of $785,288 as described above.

(d)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

6.

FIXED ASSETS

	May 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and
software	$275,006	$137,758	$137,248
Leasehold improvements	22,970	12,254	10,716
Office furniture and
equipment	91,329	34,770	56,559
	$389,305	$184,782	$204,523

	Aug. 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and
software	$223,983	$103,650	$120,333
Leasehold improvements	$22,970	$7,345	$15,625
Office furniture and
equipment	75,418	22,268	53,150
	$322,371	$133,263	$189,108

7.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

During the period ended May 31, 2006:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $40,000.

(ii)

843,047 share purchase warrants were exercised for proceeds of $1,181,305 and 159,500 stock options were exercised for proceeds of $110,500.

(iii)

the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months until April 13-21, 2007.  A finder’s fee of $45,704 was paid in cash.

(iv)

The Company closed a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

7.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(iv)

a common share at a price of $1.75 for a period of two years until March 6, 2008.

During the year ended August 31, 2005:

(v)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(vi)

2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(vii)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents’ legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

During the year ended August 31, 2004:

(viii)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(ix)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(x)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

7.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(xi)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent’s fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents’ legal and other costs totalling $42,535 were paid by the Company. The Company paid $36,409 in legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.

The following tables summarize the Company’s outstanding stock options:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	2,046,000	1.02
Exercised	(903,000)	0.56
Cancelled	(155,000)	1.05
Options outstanding at August 31, 2005	3,413,000	0.88
Granted	45,000	1.48
Exercised	(159,500)	0.69
Cancelled	(153,125)	1.06
Options outstanding at May 31, 2006	3,145,375	$0.89

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

7.

SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31,
Price	2006	Life (Years)	2006

$ 0.35	335,000	0.77	335,000
0.50	295,000	2.00	295,000
0.55	30,000	0.77	30,000
0.70	132,000	2.30	132,000
0.75	75,000	1.12	75,000
1.00	1,635,375	3.72	1,635,375
1.05	50,000	4.17	50,000
1.10	362,500	3.44	237,500
1.15	90,000	4.24	90,000
1.18	50,000	3.46	50,000
1.44	50,000	2.78	50,000
1.45	20,000	4.65	20,000
1.50	20,500	4.61	20,500
	3,145,375		3,020,375

(i)

During the period ended May 31, 2006 the Company granted 45,000 stock options to employees. The Company has recorded $39,944 of compensation expense relating to stock options granted in this period.

The following weighted average assumptions were used in valuing stock options granted during the period:

May 31, 2006
Risk-free interest rate	3.87
Expected life of options	3.50
Annualized volatility	87.43
Dividend rate	0.00%

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

7.

SHARE CAPITAL (Continued)

(ii)

During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

August 31,
2005

Risk-free interest rate	2.93
Expected life of options	3.50
Annualized volatility	94%
Dividend rate	0.00%

(iii)

During the year ended August 31, 2004, the Company granted 75,000 stock options to consultants and 515,000 stock options to employees. The Company recorded compensation expense of $92,881 relating to the stock options granted to consultants.  No compensation expense was recorded for those granted to employees.

(d)

Share purchase warrants

		Average
	Number of	Exercise
	Warrants	Price
Balance at August 31, 2003	3,016,981	$0.79
Issued to private placement placees (Note 7 (b) (x) and (xi))	1,892,550	1.19
Issued to agents on brokered financing (Note 7 (b) (xi))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 7 (b) (vii))	2,500,000	1.50
Issued to agents on brokered financing (Note 7 (b) (vii))	517,327	1.50
Expired during the period	(241,110)	1.20
Exercised and converted to common shares	(2,469,949)	0.92
Balance at August 31, 2005	3,722,430	$1.47
Issued to private placement placees (Note 7 (b) (iii & iv))	1,950,000	1.75
Expired during the period	(150,000)	1.35
Exercised and converted to common shares	(843,047)	1.40
Balance at May 31, 2006	4,679,383	$1.60

Of the 4,679,383 common share warrants outstanding at May 31, 2006, 2,729,383 are exercisable at $1.50 per warrant expiring on October 14, 2006; 747,000 are exercisable at $1.75 per warrant expiring on April 13, 2007; 203,000 are exercisable at $1.75 per warrant expiring on April 14, 2007; 150,000 are exercisable at $1.75 per warrant expiring on April 21, 2007; and 850,000 are exercisable at $1.75 per warrant expiring on March 6, 2008;

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

8.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary and consulting fees of $280,623 (2005 - $210,891, 2004 - $183,551) were incurred with directors during the period. At May 31, 2006, $3,815 was included in accounts payable (2005 - $Nil).

(b)

The Company received $101,081 (2005 - $101,590, 2004 - $114,461) during the period from MAG Silver Corp. (“MAG”), a company with common directors and a common officer, under the terms of a 2003 service agreement for administrative services.  Accounts receivable at the end of the period include an amount of $17,714 due from MAG.

(c)

During the period the Company accrued or received payments of $15,600 (2005 - $39,000, 2004 - $Nil) from Sydney Resource Corporation (“SYR”), a company with common directors and a common officer, for administrative services.  The amount received was net of a credit adjustment of $19,500 in recognition of SYR’s relative inactivity in the first three quarters of calendar 2005.  Accounts receivable at the end of the period include an amount of $11,096 due from SYR.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

9.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2005	2004

Statutory tax rates	36%	36%

Recovery of income taxes computed at statutory rates	$1,657,420	$914,651
Effect of lower tax rates in foreign jurisdictions	(34,701)	(23,136)
Tax losses not recognized in the period that the
benefit arose	(829,719)	(613,515)
Future income tax recovery	$793,000	$278,000

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

	2005	2004
Future income tax assets
Operating loss carryforwards	$2,599,980	$1,763,054
Fixed assets	12,875	24,357
Mineral properties	72,993	-
Share issuance costs	287,579	194,496
Valuation allowance on future income tax assets	(2,973,427)	(1,981,907)
	$-	$-

Future income tax liability
Mineral properties	$-	$427,000
	$-	$427,000

The Company has Canadian non-capital loss carryforwards available to offset future taxable income in the amount of approximately $6.0 million, which expire at various dates from 2006 to 2012.

The Company has South African non-capital loss carryforwards available to offset future taxable income in the amount of approximately $842,000, which do not expire, subject to business continuity.

10.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at May 31, 2006.

2006	$23,648
2007	76,575
2008	9,608
2009	9,608
2010	-
$119,439

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

11.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

	Period ended	Year ended	Year ended	Year ended
	May 31,	August 31,	August 31,	August 31,
	2006	2005	2004	2003

Amounts receivable	$149,741	$(102,923)	$(164,724)	$217,633
Prepaid expenses and other	17,197	(36,673)	7,918	33,678
Accounts payable	(150,444)	(280,358)	490,347	58,120
	$16,494	$(419,954)	$333,541	$309,431

(b)

Cash and cash equivalents

Cash and cash equivalents consists of the following:

	May 31, 2006	Aug. 31, 2005	Aug. 31, 2004

Cash	$817,449	$693,661	$273,176
Short-term deposits	450,000	2,056,800	2,150,000
	$1,267,449	$2,750,461	$2,423,176

12.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	May 31,	August 31,
	2006	2005

Canada	$2,960,470	$3,635,298
South Africa	14,071,737	8,456,251
	$17,032,207	$12,091,549

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

May 31, 2006

13.

SUBSEQUENT EVENTS

(a)

The Company has granted 175,000 employee stock options between the price of $1.85 and $1.92 to employees of the Company.

(b)

On July 13, 2006 the Company and Agents RBC Capital Markets and J.F. Mackie & Company Ltd. closed a private placement for gross proceeds of Cdn $10,080,000. The placement was comprised of 5.6 million units, each priced at $1.80 and consisting of one common share and one half a common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company until March 31, 2007 at a price of $2.10 per share.  The Company paid the Agents a cash fee equal to 7.0% of the gross proceeds from the offering.  The securities issued by way of the placement are subject to a four-month hold period.